SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: June 23, 2005

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il


CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
+972-4-959 6666
E.MAIL: dror@lanoptics.co.il


        LANOPTICS TO INCREASE ITS EQUITY INTEREST IN EZCHIP TECHNOLOGIES

YOKNEAM, ISRAEL, June 23, 2005 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, has entered into an exchange agreement under which it will increase its ownership interest in the outstanding share capital of its EZchip Technologies subsidiary from 53.4% to 58.7%. LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development of high performance network processors.

LanOptics will acquire 3,611,243 EZchip shares held by certain investors, in exchange for the issuance of 1,006,486 LanOptics shares. The exchange ratio was determined based solely on the parties' respective holdings in EZchip. As a result of the exchange ratio mechanism, the economic interest of each LanOptics shareholder should remain unchanged despite the resulting dilution in each shareholder's percentage of ownership.

This exchange transaction represents another step in LanOptics' long-term plan to acquire 100% ownership of EZchip, which plan was authorized by LanOptics' shareholders in April 2003. The Company believes that the increase in its percentage ownership in EZchip should increase the value of LanOptics and may result in greater benefits to LanOptics' shareholders over the long-term. LanOptics also believes that it would be desirable to rationalize its corporate structure by unifying the shareholdings in the two companies and that such unification will also allow various efficiencies in the operation of the businesses.

Following consummation of the exchange agreement that was announced today, LanOptics will seek to further increase its holdings in EZchip by pursuing similar exchange agreements with other EZchip shareholders. This press release does not constitute an offer by LanOptics to purchase any EZchip shares nor does it constitute an offer to sell any LanOptics shares.

ABOUT LANOPTICS

LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company that provides highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors integrate many functions normally found in separate chips into a single device. Flexibility, integration and high port-count make EZchip's solutions ideal for a wide range of Layer 2-7 applications for the carrier metro and edge, the enterprise backbone and data centers.

For more information on LanOptics, visit the web site at http://www.lanoptics.com.
For more information on EZchip, visit the web site at http://www.ezchip.com.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2005 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.